UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Ferrari N.V.

(Name of Issuer)

Common shares, par value €0.01 per share
(Title of Class of Securities)

N3167Y 103
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

January 3, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. N3167Y 103
1	Name of Reporting Persons Exor S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) x (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 44,435,2801
	8	Shared Voting Power 0
	9	Sole Dispositive Power 44,435,280
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,327,4402
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 33.5%3
14	Type of Reporting Person (See Instructions) HC, CO
_______________
1
Each of Exor S.p.A. (“Exor”) and Piero Ferrari (together with Exor, the “Reporting Persons”) participate in the loyalty voting program of Ferrari N.V. (“Ferrari” or the “Issuer”), which enables qualifying common shareholders to hold one special voting share for each common share they hold.  Each special voting share is entitled to one vote, therefore attributing, in effect, double voting rights to the associated common share. The special voting shares have only de minimis economic entitlements, in compliance with Dutch law and they are transferrable only in very limited circumstances together with the associated common share. As a consequence of participating in the loyalty voting program, Exor beneficially owns, in addition to the common shares indicated above, 37,580,387 special voting shares of Ferrari.  As noted below, Piero Ferrari beneficially owns 18,892,160 special voting shares.

2
Includes (i) 44,435,280 Ferrari common shares owned by Exor and (ii) 18,892,160 Ferrari common shares owned by Piero Ferrari. The Reporting Persons are party to a Shareholders Agreement the terms of which are described in Item 6 of this Schedule 13D.

3
This percentage based on the outstanding common shares of the Issuer does not take into account voting rights arising from the Issuer’s loyalty voting program in which certain shareholders are eligible to hold one special voting share for each qualifying common share held. Taking into account the Reporting Persons’ ownership of special voting shares described in footnote 1 above, Exor’s voting power in the Issuer is approximately 33.4%, Piero Ferrari’s voting power in the Issuer is approximately 15.4% and in aggregate the Reporting Persons’ voting power in Ferrari is approximately 48.8%. These percentages are calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by the Reporting Persons to (ii) the total number of outstanding common shares and outstanding special voting shares of Ferrari.

CUSIP No. N3167Y 103
1	Name of Reporting Persons Piero Ferrari
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) x (b)
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,892,1604
	8	Shared Voting Power 0
	9	Sole Dispositive Power 18,892,160
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,327,4402
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 33.5%3
14	Type of Reporting Person (See Instructions) IN
_______________
4	In addition to the common shares indicated above, Piero Ferrari also owns 18,892,160 special voting shares of Ferrari.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the common shares of Ferrari N.V. (“Ferrari” or the “Issuer”). Ferrari’s principal executive offices are located at Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy. Its telephone number is +39-0536-949111.

ITEM 2. Identity and Background.

This Schedule 13D is being jointly filed by Exor S.p.A. (“Exor”) and Mr. Piero Ferrari (collectively, the “Reporting Persons”).

Exor S.p.A

(a)-(c) Exor, a società per azioni organized under the laws of the Republic of Italy, focuses its business on long-term controlling investments in global companies in diversified sectors, mainly in Europe and the United States. The address of Exor’s principal business and principal office is Via Nizza, 250, Turin, Italy. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A hereto.

(d)-(e) During the last five years, neither Exor nor, to the best knowledge of Exor, any of the persons listed in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Piero Ferrari

(a)-(c) Mr. Ferrari’s principal occupation is as Vice Chairman of Ferrari. He also serves as Chairman of HPE-COXA, is a board member and Vice President of CRN Ancona (Ferretti Group) and Board Member of Modena University. His business address is Via Abetone Inferiore n. 4, I-41053 Maranello (MO), Italy.

(d)-(e) During the last five years, Mr. Ferrari has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ferrari is a citizen of the Republic of Italy.

ITEM 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D relates to common shares of Ferrari received by the Reporting Persons pursuant to a series of transactions (the “Separation”) that separated Ferrari from Fiat Chrysler Automobiles N.V. (“FCA”) and are summarized below.

The Separation included a restructuring of Ferrari that preceded and was intended to enable the initial public offering of Ferrari (the “IPO”).  Upon completion of this restructuring on October 19, 2015, Ferrari N.V., formerly known as New Business Netherlands NV and the predecessor company of the Issuer (“Predecessor Ferrari”) became the new holding company of the Ferrari group.  On such date, FCA held 90% of the common shares and 90% of the special voting shares of Predecessor Ferrari, and Mr. Ferrari held 10% of the common shares and 10% of the special voting shares of Predecessor Ferrari.  FCA and Mr. Ferrari previously held 90% of and 10%, respectively, of the ordinary shares of Ferrari S.p.A., the former parent company of the Ferrari business and currently a subsidiary of the Issuer.

Shortly following the completion of this restructuring, FCA sold common shares of Predecessor Ferrari representing approximately 10% of Predecessor Ferrari’s share capital in the IPO with concurrent listing of the common shares of Predecessor Ferrari on the New York Stock Exchange.

Through two successive demerger transactions under Dutch law completed on January 2, 2016, FCA transferred its remaining 80% interest in the Ferrari business to holders of its shares on a pro rata basis and to holders of FCA’s 7.875% mandatory convertible securities (“MCSs”).  Upon effectiveness of the demergers, each shareholder of FCA received one Ferrari common share for every 10 FCA common shares and one Ferrari special voting share for every 10 Ferrari special voting shares held as of the record date of the demergers.  In addition, Ferrari issued common shares to holders of MCSs, pursuant to the terms of the indenture governing the MCSs.

Immediately prior to the demergers, Exor held 375,803,870 common shares and 375,803,870 special voting shares of FCA, as well as $886 million in aggregate notional amount of MCSs.  Therefore, upon effectiveness of the demergers, in accordance with the demerger ratio described above and the terms of the MCSs, Exor received an aggregate of 44,435,280 common shares and 37,580,387 special voting shares in Ferrari.

Shortly following completion of the demergers, Predecessor Ferrari was merged with and into the Issuer (previously known as FE New N.V. and renamed Ferrari N.V. upon effectiveness of the merger). Pursuant to the merger, each holder (other than FE New N.V.) of common shares in Predecessor Ferrari, including Mr. Ferrari, received one common share in Ferrari for each common share held in Predecessor Ferrari and each holder (other than FE New N.V.) of special voting shares in Predecessor Ferrari received one special voting share in Ferrari for each special voting share held in Predecessor Ferrari N.V.; the common shares and special voting shares held by FE New N.V. in Predecessor Ferrari were cancelled pursuant to the merger.  The merger became effective on January 3, 2016.

Following completion of the Separation, Exor holds common shares representing approximately 23.5% of Ferrari’s outstanding common shares. In light of the special voting shares as described above, Exor’s voting power in Ferrari is approximately 33.4%, calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by Exor and (ii) the total number of outstanding common shares and outstanding special voting shares of Ferrari. Following completion of the Separation, Piero Ferrari holds 18,892,160 common shares, representing 10% of Ferrari’s outstanding common shares, and 18,892,160 special voting shares.  His voting power in Ferrari is approximately 15.4%.

ITEM 4. Purpose of Transaction.

The principal objective of each of the Reporting Persons’ investment in Ferrari is the creation of value over time for all shareholders, by supporting Ferrari’s business growth strategies which will be identified and adopted by the board of directors and the management of Ferrari.

Neither Reporting Person has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of Ferrari, or any disposition of securities of Ferrari; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ferrari or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of Ferrari or any of its subsidiaries; (iv) any change in the present board of directors or management of Ferrari, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Ferrari; (vi) any other material change in Ferrari's business or corporate structure; (vii) any change in Ferrari's charter or bylaws or other actions which may impede the acquisition of control of Ferrari by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of Ferrari; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of Ferrari; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, each of the Reporting Persons expects to evaluate on an ongoing basis Ferrari’s financial condition and prospects and its interest in, and intentions with respect to, Ferrari. In particular, Exor may acquire additional shares in Ferrari consistent with its general investment philosophy pursuant to which it seeks to hold controlling interests (generally 30% or more of such companies’ shares) in companies in which it invests. Accordingly, the Reporting Persons reserve the right to develop, modify or change their respective plans as they deem appropriate. For example, any of the Reporting Persons may at any time and from time to time (1) acquire additional securities of Ferrari in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, each Reporting Person may take into consideration various factors, such as Ferrari's business and prospects, other developments concerning Ferrari, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the common shares of Ferrari.

Representatives of either of the Reporting Persons may conduct discussions from time to time with one another as well as with management of the Issuer, the Issuer’s other shareholders and/or other relevant parties, including other companies that operate in the businesses and markets in which the Issuer conducts its businesses, in each case relating to matters that may include the Issuer’s strategic plans, business, financial condition, operations, and capital structure.  The Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  As a result of these activities, any of the Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management, or capital structure of Ferrari as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging Ferrari or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; modifying Ferrari’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by Ferrari; entering into agreements with Ferrari relating to acquisitions of shares in Ferrari by members of management, issuance of options to management, or their employment by Ferrari.  In particular, Exor expects from time to time to suggest appropriate candidates for election to the Issuer’s Board of Directors in a manner consistent with the Issuer’s then current governance policies.

ITEM 5. Interest in Securities of the Issuer.

Item 3 is hereby incorporated by reference in this Item.

(a) In respect to the Reporting Persons, rows (11) and (13) of the cover pages to this Schedule 13D are incorporated by reference herein.

Furthermore, the following persons listed in Schedule A beneficially own common shares of Ferrari. The holdings below do not include and are separate from common shares held by Exor.

•	Mr. Sergio Marchionne owns 1,462,000 common shares;

•	Mr. Andrea Agnelli owns 1,122 common shares;

•	Mr. Tiberto Brandolini d'Adda owns 700 common shares; and

•	Mr. John Elkann owns 13,300 common shares of record.

(b) In respect to the Reporting Persons, rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

The persons listed in Schedule A hereto and named in Item 5 above have the sole voting power and sole dispositive power in respect of the entire number of shares indicated in this Item 5. There are no other persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(c) Except as set forth below or otherwise in this Schedule 13D, neither the Reporting Persons nor any persons listed in Schedule A, have effected any transactions with respect to common shares of FCA during the past 60 days:

•	In connection with the Separation, Mr. Sergio Marchionne acquired 1,462,000 common shares of Ferrari attributable to the common shares he held in FCA at the time of the Separation.

•	In connection with the Separation, Mr. Andrea Agnelli acquired 1,122 common shares of Ferrari attributable to the common shares he held in FCA at the time of the Separation.

•	In connection with the Separation, Mr. Tiberto Brandolini d'Adda acquired 700 common shares of Ferrari attributable to the common shares he held in FCA at the time of the Separation.

•	In connection with the Separation, Mr. John Elkann acquired 13,300 common shares of Ferrari attributable to the common shares he held in FCA at the time of the Separation.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Shareholders’ Agreement between Piero Ferrari and Exor S.p.A.

On December 23, 2015, Exor and Piero Ferrari entered into a Shareholders’ Agreement, which became effective at the completion of the Separation on January 3, 2016 (the “Shareholders Agreement”).  Ferrari is not a party to the Shareholders Agreement and does not have any rights or obligations thereunder. Below is a summary of the principal provisions of the Shareholders Agreement which is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference into this Item.

Consultation

For the purposes of forming and exercising, to the extent possible, a common view on the items on the agenda of any General Meeting, Exor and Piero Ferrari will consult with each other prior to each General Meeting. For the purposes of this consultation right and duties, representatives of each of Exor and Piero Ferrari shall meet in order to discuss in good faith whether they have or can find a common view as to the matters on the agenda of the immediately following General Meeting.  This consultation right does not include an obligation to vote in any certain way nor does it constitute a veto right in favor of Piero Ferrari.

AFS mandatory offer rules - acting in concert

Exor and Piero Ferrari acknowledge and agree that the Dutch public offer rules as laid down in chapter 5.1 of the Dutch Act on Financial Supervision (Wet op het financieel toezicht, the “AFS”) will, as of January, 4 2016, the date on which trading in the common shares on the Mercato Telematico Azionario (“MTA”) commences, be applicable to Ferrari and the Shareholders. As – upon the Separation becoming effective and prior to the first trading date on the MTA – (i) Exor individually, and Exor and Piero Ferrari combined, will continue to have a voting interest of more than 30% in Ferrari as a result of which Exor individually, and Exor and Piero Ferrari combined, are deemed to have a controlling influence over Ferrari within the meaning of Dutch law.  Therefore, Exor individually and Exor and Piero Ferrari combined, as well as any ultimate controlling persons of either of them, will benefit from an exemption from the Dutch mandatory takeover offer requirements.

Pre-emption right in favor of Exor and right of first offer of Piero Ferrari

In the event that Piero Ferrari intends to transfer (in whole or in part) his Ferrari common shares or he receives a third party offer for the acquisition of all or part of his Ferrari common shares, Exor will have the right to purchase all (but not less than all) of the common shares Piero Ferrari intends to transfer on the terms of the original proposed transfer by Piero Ferrari or, in case the original proposed transfer was for no consideration, at market prices determined pursuant to the agreement.

In the event Exor intends to transfer (in whole or in part) its common shares to a third party, either solicited or unsolicited, Piero Ferrari will have the right to make a binding, unconditional and irrevocable all cash offer for the purchase of such common shares.

The foregoing will not apply to in case of transfers of common shares: (i) by any party to the Shareholders Agreement, to a party that qualifies as a “Loyalty Transferee” (as defined in the Articles of Association) of such party, (ii) by Exor, to any affiliate of Giovanni Agnelli e C. S.a.p.az., to a successor in business of Giovanni Agnelli e C. S.a.p.az. and to any affiliate of a successor in business of Giovanni Agnelli e C. S.a.p.az., and (iii) by any party to the Shareholders Agreement that is an individual, to an entity wholly owned and controlled by that same party. In addition, the provisions regarding the pre-emption right in favor of Exor and right of first offer of Piero Ferrari shall not apply in relation to, and Piero Ferrari shall be free and allowed to carry out, market sales to third parties of his common shares which in the aggregate do not exceed, during the whole period of validity of the Shareholders Agreement, 0.5% of the number of common shares owned by Piero Ferrari upon completion of the Separation.

Term

The Shareholders Agreement entered into force upon completion of the Separation, and shall remain in force until the fifth anniversary of the date of the Separation, provided that if neither of the parties to the Shareholders Agreement terminates the Shareholders Agreement within six months before the end of the initial term, then the Shareholders Agreement shall be renewed automatically for another five year term.

The Shareholders Agreement shall terminate and cease to have any effect as a result of the transfer of all the common shares owned by either Exor or Piero Ferrari to a third party.

Governing law and jurisdiction

The Shareholders Agreement is governed by and must be interpreted according to the laws of the Netherlands. Any disputes arising out of or in connection with the Shareholders Agreement are subject to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands, without prejudice to the right of appeal and appeal to the Supreme Court.

Lock-up Letter Agreement among Piero Ferrari, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

On October 12, 2015, Piero Ferrari, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated entered into a Lock-up Letter Agreement restricting his ability to offer, pledge, sell, contract to sell or otherwise transfer or dispose of, all or a portion of the economic consequences of ownership of, any of the Ferrari common shares or any securities convertible into or exercisable or exchangeable for Ferrari common shares acquired upon completion of the pre-IPO restructuring as described in Item 3 above. The restrictions in this agreement will expire ninety days after the IPO, or January 18, 2016. This agreement is filed as Exhibit 4 to this Schedule 13D and incorporated by reference into this Item.

Lock-up Letter Agreement among Sergio Marchionne, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

On October 12, 2015, Sergio Marchionne, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated entered into a Lock-up Letter Agreement restricting his ability to offer, pledge, sell, contract to sell or otherwise transfer or dispose of, all or a portion of the economic consequences of ownership of, any of the Ferrari common shares or any securities convertible into or exercisable or exchangeable for Ferrari common shares acquired as described in Item 5 above upon completion of the Separation described in Item 3. The restrictions in this agreement will expire ninety days after the IPO, or January 18, 2016. This agreement is filed as Exhibit 5 to this Schedule 13D and incorporated by reference into this Item.

For further information reference is made to Item 3 above, which is incorporated by reference in this Item 6.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement pursuant to Rule 13d-1(k) among Piero Ferrari and Exor S.p.A.

Exhibit 2	Power-of-attorney for Piero Ferrari

Exhibit 3	Shareholders’ Agreement between Piero Ferrari and Exor S.p.A., dated December 23, 2015, effective January 3, 2016

Exhibit 4	Lock-up Letter Agreement, dated October 12, 2015, among Piero Ferrari, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Exhibit 5	Lock-up Letter Agreement, dated October 12, 2015, among Sergio Marchionne, UBS Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: January 4, 2016

Piero Ferrari

/s/ P. Ferrari

Exor S.p.A.

By:	/s/ John Elkann
	Name:	John Elkann
	Title:	Chairman and Chief Executive Officer

SCHEDULE A

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor S.p.A. Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Exor S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Chairman and Chief Executive Officer
Managing Partner and Chairman Giovanni Agnelli e C. S.a.p.az., Via
Nizza 250, 10126 Turin, Italy; Chairman Fiat Chrysler Automobiles N.V.,
25 St. James’s Street, London, SW1A 1HA, UK; Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman Italiana Editrice S.p.A., Via Lugaro 15, 10126 Turin, Italy; Non- executive Director The Economist Group, 25 St James’s Street, London, SW1A 1HG, UK; Director NEWS Corporation, 1211 Avenue of the Americas, New York, NY 10036; Vice Chairman Fondazione Giovanni Agnelli Via Nizza 250, 10126 Turin, Italy.

Italian citizen
Sergio Marchionne Vice Chairman
Chief Executive Officer Fiat Chrysler Automobiles N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman and CEO FCA US LLC, 1000 Chrysler Dr., Auburn Hills, MI 48326, USA; Chairman and CEO FCA Italy S.p.A., Corso Agnelli 200, 10135 Turin, Italy; Chairman Ferrari N.V. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman Ferrari S.p.A. Via Abetone Inferiore 4, 41053 Maranello, Italy; Chairman CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK; Chairman IVECO S.p.A., Via Puglia 35, 10156 Turin, Italy; Chairman FPT Industrial S.p.A. Via Puglia 15, 10156 Turin, Italy; Chairman SGS S.A., 1 Place des Alpes, Geneva, 1211 Switzerland; Director Philip Morris International Inc, 120 Park Avenue, New York, NY 10017, USA.

Dual Canadian and Italian citizen
Alessandro Nasi Vice Chairman
President Specialty Vehicles and Coordinator of the Group Executive Council CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy.

Italian citizen

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Andrea Agnelli Director
Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; Chairman Juventus Football Club S.p.A., Corso Galileo Ferraris 32, 10128 Turin, Italy; Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; member of the Advisory Board BlueGem Capital Partners LLP, 16 Berkeley Street, London W1J 8DZ, UK; Director European Club Association, Route de St-Cergue 9, 1260 Nyon, Switzerland.

Italian citizen
Vittorio Avogadro di Collobiano Director	Vice President Eni Midstream responsible for Small Scale LNG Business Development & Affiliates Business Coordination, Piazza Ezio Vanoni 1, 20097 San Donato Milanese (Milan) Italy.	Italian citizen
Giovanni Chiura Independent Director	Chief Financial Officer and Board Member Sorgenia S.p.A., Via Vincenzo Viviani 12 - 20124 Milan, Italy; Director Tirreno Power, Via Barberini 47, 00100 Rome, Italy.	Italian citizen
Ginevra Elkann Director
President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy; President Asmara Films S.r.l., Via Ruffini 2/A – 00195 Rome, Italy; President Good Films S.r.l., Via Ruffini 2/A scala C – 00195 Rome, Italy; Founder Good Short Films, Via Ruffini 2/A scala C – 00195 Rome, Italy; member of Christie’s Advisor Board, 20 Rockefeller Plaza, New York, NY 10020, USA; member of the Acquisition Committee and Executive Committee for the Cartier Foundation, 261, Boulevard Raspail - 75014 Paris, France; member of the Advisory Board of UCCA, via dei Monti di Pietralata, 16 - 00157 Rome, Italy; member of the Advisory Board of  Beijing,  8/F, Digital Beijing Building, Beichen West Road, Chaoyang District, Beijing, PRC 100013, China; member of the Advisory Board of the American Academy of Rome, Via Angelo Masina 5 - 00153, Rome, Italy.

Italian citizen

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Annemiek Fentener Van Vlissingen Independent Director
Chairman SHV Holdings, Rijnkade 1, 3511 LC Utrecht, The Netherlands; member of the Supervisory Board of Heineken NV, PO Box 28, 1000 AA Amsterdam, The Netherlands; member of the Supervisory Board of Utrecht University Hospital Heidelberglaan 100, 3584 CX Utrecht, The Netherlands; member of the Supervisory Board of Lhoist, Rue Charles Dubois 28, B - 1342 Limelette, Belgium.

Dutch citizen
Mina Gerowin Independent Director	Director CNH Industrial N.V., Cranes Farm Road Basildon, Essex, SS14 3AD, UK.; Director LAFARGE S.A., 61 Rue des Belles Feuilles, 75116 Paris, France.	U.S. citizen
Jae Yong Lee Independent Director	Vice Chairman, President and Chief Operating Officer Samsung Electronics Co., Ltd, Samsung Electronics Building 1320-10, Seocho-2-dong, Seocho-gu Seoul, Korea (Zip Code 137-965).	Korean citizen
Antonio Mota de Sousa Horta-Osorio Independent Director
Executive Director and Group Chief Executive Lloyds Banking Group, 25 Gresham Street, London EC2V 7HN, UK; non-executive Director of Fundação Champalimaud, Avenida Brasília, 1400-038 Lisbon, Portugal; CBI President’s Committee, Cannon Place, 78 Cannon Street, London EC4N 6HN, UK; Governor of the London Business School, Regent's Park, London NW1 4SA, UK; Chairman of the Wallace Collection, Hertford House, Manchester Square, London W1U 3BN, UK.

Portuguese citizen
Lupo Rattazzi Director
Chairman Neos S.p.A., Via della chiesa 68, 21019 Somma Lombardo (VA) Italy; Chairman Italian Hospital Group S.p.A., 188, Via Tiburtina, 00012 Guidonia, Rome, Italy; Director Banca Finnat Euramerica S.p.A., Palazzo Altieri - Piazza del Gesù 49, 00186 Rome, Italy; Director Coeclerici S.p.A., Piazza Generale Armando Diaz, 7, 20123 Milan, Italy; Director G.L. Investimenti S.r.l., Via Enrico Fermi 14, Monterotondo, Rome, Italy.

Italian citizen

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Robert Speyer Independent Director
President and Co-Chief Executive Officer of Tishman Speyer, Rockefeller Center, 45 Rockefeller Plaza, New York, New York 10111, USA; Chairman of the Real Estate Board of New York, 570 Lexington Avenue, 2nd Floor, New York, New York 10022, USA; Chairman of the Advisory Board of the Mayor’s Fund to Advance New York City, 253 Broadway, 6th Floor, New York, New York 10007, USA; Co-Chairman of the Construction Committee of the St. Patrick’s Cathedral Landmark Foundation; member of the Board of Trustees of New York- Presbyterian Hospital, USA; member of the International Advisory Board of Beijing University, No.5 Yiheyuan Road Haidian District, Beijing, P.R.China 100871; member of the International Advisory Board of Fudan University School of Management, 670, Guo Shun Road, Shanghai 200433, China.

U.S. citizen
Michelangelo Volpi Lead Independent Director
Partner Index Ventures, 139 Townsend Street, Suite 505 San Francisco, CA 94107, USA; Director Sonos Inc, 223 E. De La Guerra, Santa Barbara, CA 93101, USA; Director Soundcloud Limited, Rheinsberger Str. 76/77, 10115 Berlin, Germany; Director Lookout, 1 Front Street, Suite 2700, San Francisco, CA 94111 USA; Director Path, 301 Howard St, Ste 2200, San Francisco CA, USA; Director Big Switch Networks, 855 El Camino Real Suite 260 Palo Alto CA, USA; Director Zuora, 3400 Bridge Pky Suite
203, Redwood City, CA, USA; Director Hortonworks, 3460 West
Bayshore Rd. Palo Alto, CA 94303 USA; Director Wealthfront Inc. 541
Cowper St. Palo Alto, CA 94301, USA; Director Elasticsearch, 800 West El Camino Real, Suite 350 Mountain View, California 94040, USA; Director NumberFour AG Berlin, Germany.

Italian citizen
Ruthi Wertheimer Independent Director	Founder, Owner and Chairwoman of 7-Main, 16 Shenkar Arie Herzliya, Israel; Board Member of the Wertheimer Company Ltd, Israel.	Dual Israeli and German citizen

Giovanni Agnelli e C. S.a.p.az

Giovanni Agnelli e C. S.a.p.az (“GA”) is a limited partnership represented by shares (Societa’ in Accomandita per Azioni) and, as of the date of this Schedule 13D, is in control of Exor. The present principal business activity of G.A. is to purchase, administer and dispose of equity interests in public and private entities and, in particular, to ensure the cohesion and continuity of the administration of its controlling equity interests. The address of G.A.’s principal business and principal office is Via Nizza 250, 10126 Turin, Italy.

Set forth below are the names, business address, present principal occupation or employment of each managing partner of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli e C. S.a.p.az Via Nizza 250, 10126 Turin, Italy.

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
John Elkann Managing Partner and Chairman	See above in this Schedule A.	Italian citizen
Tiberto Brandolini d'Adda General Partner
Director Fiat Chrysler Automobiles N.V., 240 Bath Road, Slough, SL1 4DX, UK; General Partner Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy; Chairman Exor S.A. Boulevard Royal 22-24, L-2449 Luxembourg; Director YAFA S.p.A., Corso Vittorio Emanuele II, 72 10121 Turin, Italy.

Italian citizen
Alessandro Nasi General Partner	See above in this Schedule A.	Italian citizen
Andrea Agnelli General Partner	See above in this Schedule A.	Italian citizen
Luca Ferrero Ventimiglia General Partner	General Partner of Giovanni Agnelli e C. S.a.p.az., Via Nizza 250, 10126 Turin, Italy.	Italian citizen
Maria Sole Agnelli General Partner	Chairman Fondazione Giovanni Agnelli, via Nizza 250, 10126 Turin, Italy.	Italian citizen

NAME AND POSITION WITH EXOR S.P.A.	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS	CITIZENSHIP
Gianluca Ferrero General Partner
Secretary of the Board of Directors of Exor S.p.A., Via Nizza 250, 10126
Turin, Italy; Chairman of the Statutory Auditors’ Board Luigi Lavazza S.p.A., Corso Novara 59, 10154 Turin, Italy; Chairman of the Statutory Auditors’ Board Biotronik Italia S.p.A., Via delle Industrie 11, 20090
Vimodrone-Milan, Italy; Chairman of the Statutory Auditors’ Board Italia Independent Group S.p.A., Corso XI Febbraio 19, 10152 Turin, Italy; Chairman of the Statutory Auditors’ Board Italia Independent S.p.A., Corso XI Febbraio 19, 10152 Turin, Italy; Member of the Statutory Auditors’ Board Fenera Holding S.p.A., Corso Matteotti 26, 10121 Turin, Italy; Member of the Statutory Auditors’ Board Alberto Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin, Italy; Member of the Statutory Auditors’ Board Emilio Lavazza S.a.p.a., Via del Carmine 10, 10122 Turin, Italy; Member of the Statutory Auditors’ Board Limoni S.p.A., Via Agnello 12, 20121 Milan, Italy; Member of the Statutory Auditors’ Board Gabriel Fiduciaria S.r.l. Via del Carmine n. 10, Turin, Italy; Vice Chairman Banca del Piemonte S.p.A., Via Cernaia 7, 10121 Turin, Italy; Director ACB Group S.p.A., Via Lanzone 31, 20123 Milan, Italy; Chairman FINCANTIERI S.p.A. Via Genova 1, 34121 Genoa, Italy.

Italian citizen